EXHIBIT 11
PG&E CORPORATION
COMPUTATION OF EARNINGS PER COMMON SHARE

	Three Months Ended
	March 31,

(in millions, except share amounts)	2005	2004

Net income	$218	$3,033
Less: distributed earnings to common shareholders	111	-

Undistributed earnings	107	3,033

Common shareholders earnings
Basic
Distributed earnings to common shareholders	111	-
Undistributed earnings allocated to common shareholders	102	2,893

Total common shareholders earnings, basic	213	2,893

Diluted
Distributed earnings to common shareholders	111	-
Undistributed earnings allocated to common shareholders	102	2,897

Total common shareholders earnings, diluted	$213	$2,897

Weighted average common shares outstanding, basic	388	393
9.50% Convertible Subordinated Notes	19	19

Weighted average common shares outstanding and participating securities, basic	407	412

Weighted average common shares outstanding, basic	388	393
Employee stock options, restricted stock and PG&E Corporation shares held by grantor trusts	4	7
PG&E Corporation warrants	-	4
Rounding	-	1

Weighted average common shares outstanding, diluted (1)	392	405
9.50% Convertible Subordinated Notes	19	19

Weighted average common shares outstanding and participating securities, diluted	411	424

Net earnings per common share, basic
Distributed earnings, basic	$0.29	$-
Undistributed earnings, basic	0.26	7.36

Total	$0.55	$7.36

Net earnings per common share, diluted
Distributed earnings, diluted	$0.28	$-
Undistributed earnings, diluted	0.26	7.15

Total	$0.54	$7.15

(1)

Options to purchase 6,500 and 8,542,006 PG&E Corporation common shares were outstanding during the three months ended March 31, 2005 and 2004, respectively, but not included in the computation of diluted earnings per common share because the option exercise prices were greater than the average market price.